Exhibit 99.7

NEWS RELEASE
28 November 2007

Wolseley plc
Interim Management Statement

Wolseley plc, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, is today issuing its first Interim Management Statement to coincide with its Annual General Meeting at noon today, at Haberdasher's Hall, 18 West Smithfield, London, EC1A 9HQ. In accordance with normal practice, a pre-close half year trading update will be issued on 21 January 2008.

Summary for three months ended 31 October 2007:

•	Group
•	Revenue up more than 5%, c.8% in constant currency
•	Trading profit down c.12%, c.9% in constant currency
•	Profit before tax and amortisation and impairment of acquired intangibles down almost 15%, c.10% in constant currency
•	Operating cash flow more than double the prior year
•	10 bolt on acquisitions completed between 1 August 2007 and 28 November 2007 for an aggregate consideration of approximately £170 million.

•	North America
•	Revenue down c.10%, c.3% in constant currency
•	Trading profit down c.30%, c.25% in constant currency
•	Further action taken to adjust cost base – US reduction in headcount of 1,700 people. Around 1,300 further reductions planned in the second quarter. Combined annual savings relating to these headcount reductions of £60 million.

•	Europe
•	Revenue up more than 25%
•	Trading profit up more than 15%
•	Good performance in UK and Nordic region partially offset by underperformance in France and Central and Eastern Europe.

Chip Hornsby, Group Chief Executive of Wolseley, said:

“The Group continues to take swift and decisive action in the more challenging business conditions. Although sales trends and the outlook are uncertain, we remain committed to our strategy. Whilst keeping a tight control on costs, we will continue to invest to create competitive advantage. We remain confident that with our size, scale and financial strength, we will emerge from this slowdown as a stronger competitor with an excellent platform for future growth.”

Overview

For the three months ended 31 October 2007, the Group’s results continued to be affected by the slowing US housing market, low consumer confidence following uncertainty relating to liquidity in global financial markets and the weakness of the dollar. Whilst the global liquidity squeeze has had some impact on European consumer confidence, the effect has been principally in the USA. Sales trends over this period in both North America and Europe have been difficult to interpret and have not been consistent from month to month. Against this background, the Group has taken further action to adjust its cost base and has continued to focus on exploiting opportunities for profitable organic growth, value-enhancing acquisitions and strong cash flow generation.

Group revenue in the three months ended 31 October 2007, including acquisitions, increased by more than 5% compared to the corresponding period in the prior year. Trading profit was down by around 12%. In constant currency, revenue and trading profit would have been around 3% higher than the reported figures in sterling.

In response to more challenging conditions, the Group has reduced headcount, reduced indirect costs, realigned its management structure and re-established priorities in the businesses for the current year.

In the three months ended 31 October 2007, the Group reduced headcount in its US operations by a further 1,700 people. There will be a further 1,300 headcount reductions in the second quarter. The combined annual savings relating to these headcount reductions will be £60 million. When complete, the cumulative headcount reductions, since their peaks, will represent around a third of the Stock workforce and more than 10% of the Ferguson workforce.

Action is also currently being taken to streamline central management resource to focus attention on specific opportunities within each continent and to accelerate decision making in response to local market conditions. As a result, the roles of Chief Business Development Officer and Chief Operations Officer are being eliminated. Therefore, by mutual agreement, Adrian Barden and Larry Stoddard, the holders of these roles, are leaving the Group. The initiatives in relation to private label, managing the Group’s expense base and developing the supply chain will be the responsibilities of the North American and European continental structures.

The rigorous focus on cash flow and working capital improvement continues. Operating cash flow for the first three months of the year more than doubled compared to the equivalent period in the prior year. As a result of the recent strong cash flow generation, the interest charge for the first quarter, at around £30 million, is only marginally up on the corresponding period, despite higher interest rates and the full quarter impact of financing the acquisition of DT Group.

The Group’s balance sheet remains strong, with net debt at 31 October 2007 around 3% higher than at 31 July 2007 following bolt-on acquisitions made during the period, giving gearing of 72%, unchanged since 31 July 2007.

Further details of market conditions and financial performance in each of the Group’s businesses are set out below.

North America

In North America, revenue in the three months ended 31 October 2007 in sterling, including acquisitions, decreased by almost 10% compared to the corresponding period in the prior year. Trading profit was down by just over 30% reflecting a first quarter loss reported by Stock and currency translation. In constant currency, revenue and trading profit would have been around 6% higher than the reported figures in sterling.

The Group’s US results have been affected by the continuing decline in US housing starts, falling consumer confidence and a weakening US dollar.

Ferguson continued to gain market share and its financial results benefited from the commercial and industrial sector that continues to grow and accounts for over 60% of its revenue. However, Ferguson was affected by the weakening new residential market and a slowing RMI market. Revenue in local currency for the three months ended 31 October 2007 was up around 5% due to acquisitions, with organic revenue growth being slightly negative. Organic growth was marginally negative in August and October, but positive in September. Local currency trading profit for the quarter was marginally higher due to acquisitions. The trading margin was slightly lower, reflecting increasing price competition and lower revenue growth. In addition to the 1,150 headcount reduction in the prior year, a further programme of cost reduction has been instigated with the loss of an additional 200 employees in the three months ended 31 October 2007 and 1,300 planned in the second quarter. Once these headcount reductions are completed, Ferguson’s headcount will have been reduced by more than 10% from its peak.

At Stock, local currency revenue and trading profit have been impacted by the continuing slowdown in the new residential market, which has also created increased price competition. Housing starts in the USA have fallen 22% from an average annual rate of around 1.62 million in the three months ended 31 October 2006 to 1.26 million in the three months ended 31 October 2007. There continue to be significant regional variations.

Stock’s revenue is down by 25%, principally reflecting a 22% decline in organic sales volumes, including the effect of previous branch closures and price fluctuations in lumber and panels which reduced revenue by around 1%. Stock is now cumulatively reporting a trading loss for the three month period following losses in September and October. In addition to the 3,500 headcount reduction in the prior year, a further major programme of cost reduction has been instigated with the loss of an additional 1,500 employees in the three months ended 31 October 2007. Stock’s headcount has been reduced by around one-third from its peak and significant further reductions are unlikely. Acquisitions contributed around $30 million (2%) to revenue growth.

The Canadian residential market continues to hold up well and has not been significantly impacted by the factors affecting the US housing market. Wolseley Canada achieved modest local currency revenue growth, although trading profit was lower, following C$3.5 million (£1.6 million) of branch closure costs.

Europe

Whilst the global liquidity squeeze has had some impact on European consumer confidence, the effect has not been as significant as that in the USA. Although the UK housing market is showing signs of softening due to lower liquidity and reduced consumer confidence, the weakness in some other European housing markets is the result of other local factors, outlined below. Around 70% of the Group’s European business relates to the RMI and commercial and industrial markets where the fundamentals are structurally more sound.

Revenue in sterling for Europe, including acquisitions, increased by more than 25% in the three months ended 31 October 2007, whilst trading profit was up more than 15%. Excluding DT Group, which was acquired on 25 September 2006, European revenues were up by almost 5% whilst trading profit was over 10% lower due to a poor performance in August and September in France and some initial anticipated disruption caused by IT implementation in Central and Eastern Europe.

Revenue for the UK and Irish businesses increased by around 5%, the majority of which was organic growth. Trading profit was up by a similar amount, despite a reduction in trading profit in Ireland. The overall trading margin improved marginally on the equivalent period in the prior year.

There are increasing signs that the UK housing market is slowing in response to the lower availability and increased cost of mortgage financing. However, demand for UK housing continues to exceed supply and the market is currently more stable structurally than the US housing market. There are indications of the UK RMI market weakening in response to deteriorating consumer sentiment and tighter credit conditions. Signals from the Group’s UK businesses remained mixed. Bathstore, geared to servicing the consumer, reported strong sales trends in the first quarter, but those of our trade businesses that are more heavily focused on the residential RMI market are showing signs of softening as that market becomes more challenging. Government expenditure on social housing, health and education continued to underpin construction spending in the UK.

In Ireland, housing starts are over 30% down on the equivalent quarter of the prior year and the RMI market is now being affected.

Wolseley’s French businesses had a slower start to the financial year, although sales and profits were higher in October than the corresponding period in the prior year. The French heavyside business lost some market share due to the acceleration of the new NDC implementation and further restructuring and centralisation of functions in the first quarter, which caused some additional disruption. Revenue for the three months ended 31October 2007 is marginally down on the prior year and underlying trading profit is down by more than 40%, before charging one-off restructuring costs of €4 million (£2.8 million) relating to headcount reductions.

Markets in the Nordic region have generally held up well, although sales to the Danish new housing and DIY markets, which account for around 18% of the Group’s Nordic revenues, are slowing in response to higher interest rates. Other housing markets in the Nordic region appear unaffected. DT Group continues to grow strongly and for the three months ended 31 October 2007 reported revenue, in sterling, of £571 million with a trading margin of over 7%.

The Group’s Central and Eastern European businesses showed high single digit revenue growth as a result of good market outperformance in Switzerland and the Netherlands, and of acquisitions. These acquisitions are designed to increase critical mass in the region, which will have a positive impact on future trading margins and return on capital. Trading profit in the quarter was lower as a result of some business disruption and the additional costs associated with the new IT systems implementation. The extent of the disruption was in line with expectations and diminished over the period.

Acquisition Update

Since the beginning of the financial year on 1 August 2007, a total of 10 bolt-on acquisitions in Europe and North America have been completed for an aggregate consideration of approximately £170 million. These 10 acquisitions are expected to add approximately £219 million to Group revenue in a full year and will be beneficial to the Group’s trading margin in the current financial year.

In addition, on 27 November 2007, Wolseley Eastern Europe a.s signed an agreement, conditional upon obtaining Slovak competition clearance, to acquire Gama Myjava s.r.o. from Mr. Jan Holič and Mr. Pavol Majdlen and the business of Gama Bohemia from Gama Bohemia s.r.o. (together “Gama”). Gama is a plumbing, heating and sanitaryware distributor operating from eight branches in Slovakia and five branches in the Czech Republic. In the year ended 31 December 2006, Gama had consolidated revenue of SKK741.6million (£16.0 million) and gross assets of SKK214.0 million (£4.6 million) at that date. Completion of this acquisition is expected early in 2008. This acquisition supports Wolseley’s strategy of increasing critical mass in Central and Eastern Europe.

Outlook

The Board anticipates that business conditions in a number of the Group’s markets will become more challenging over the next few months.

In the USA, the housing market is likely to deteriorate further until the current high levels of unsold inventory have declined and the full effects of problems in the sub-prime market have been assimilated. These conditions, together with reduced availability of credit, are expected to put pressure on the RMI market and its recovery will depend on consumer sentiment and the overall health of the US economy. The commercial and industrial market is expected to show growth, albeit at lower rates, for the majority of the financial year given the longer lead times of many large projects within this sector. The Group expects to continue to drive competitive advantage and increased market share from the distribution centre network and to exploit opportunities arising from the impact that weakening markets will have on competitor positions.

In Europe, there are signs of weakening in some housing markets, but the majority of the Group’s activity in Europe is driven by the RMI and commercial and industrial segments. In general, these are structurally more sound and should offer opportunities for growth for the year as a whole. The RMI market in the UK is likely to soften in the short term as a result of weakening consumer sentiment.

The Group will continue to carefully monitor market conditions and take swift and decisive action to realign its cost base and to take a more cautious approach to limit capital expenditure, where necessary. The Group is in a strong financial position and will continue to pursue its strategy of growing organically and by acquisition, driving competitive advantage through leveraging its scale and size.

There will be a conference call for analysts/investors at 0830 (UK time) today:

UK free phone dial-in number:	0800 559 3272
US free phone dial-in number:	1866 239 0753
Rest of the World dial-in number:	+ 44 (0)20 7138 0815

Password:	Wolseley/4066822

Slides relating to the call will be available on www.wolseley.com.

The call will be recorded and available on www.wolseley.com after the event. It will also be available for playback until 4th December 2007 on the following numbers:

UK free phone number:	0800 559 3271	4066822#
US free phone number:	1866 883 4489	4066822#
UK/European replay dial-in number:	+44 (0)20 7806 1970	4066822#

Exchange Rates

The average profit and loss account translation rate for the three months to 31 October 2007 was $2.03 to the £1 compared to $1.89 for the comparable period last year, a weakening of 6.8%, and €1.45 to the £1 compared to €1.48, a strengthening of 1.8%, compared to the prior year.

Trading profit, a term used throughout this announcement, is defined as operating profit before the amortisation and impairment of acquired intangibles. Trading margin is the ratio of trading profit to revenue stated as a percentage.

ENQUIRIES:

Guy Stainer	+44 (0)118 929 8744
Group Investor Relations Director	+44 (0)7739 778187

John English	+1 513 771 9000
Vice President, Investor Relations, North America	+1 513 328 4900

Brunswick	+44 (0)20 7404 5959
Andrew Fenwick
Kate Miller

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Ireland and Continental Europe. Group revenue for the year ended 31 July 2007 was approximately £16.2 billion and operating profit, before amortisation and impairment of acquired intangibles, was £877 million. Wolseley has around 77,000 employees operating in 28 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico, Barbados and Greenland. Wolseley plc is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

Certain information included in this release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations, including, without limitation, discussions of expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this release are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an international Group such as Wolseley. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation, the Company’s Report on Form 20-F for the year ended 31 July 2006.

The financial calendar is shown below with a change to the date for the trading update in July 2008. This will now take place on the 16th July 2008 (previously scheduled for 14th July).

FINANCIAL CALENDAR FOR 2007/2008
2007
28 November	Annual General Meeting and Interim Management Statement
30 November	Final dividend payment date

2008
21 January	Trading update for five months to 31 December 2007
17 March	Interim Results for six months to 31 January 2008
26 March	Shares quoted ex-dividend
28 March	Record date for final dividend
21 May	Interim Management Statement
30 May	Interim dividend payment date
16 July	Trading update for 11 months to 30 June 2008
31 July	Financial year end
22 September	Announcement of Preliminary results for year to 31 July 2008
1 October	Shares quoted ex-dividend
3 October	Record date for final dividend
7 November	Final date for DRIP elections
18 November	Annual General Meeting and Interim Management Statement
1 December	Final dividend payment date

A copy of this release, together with all other recent public announcements can be found on Wolseley's web site at www.wolseley.com. Copies of the presentation given to institutional investors and analysts are also available on this site.

- ENDS -